NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-05

March 30, 2006

Cumberland Reports 2005 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report audited financial results for the year ended December 31, 2005, and a summary of recent activities.

HIGHLIGHTS

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Completed Meadowbank feasibility study and bank due diligence

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Open pit production forecast at 330,000 oz/yr at US$201/oz for 8.1 years

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Advanced to final stages of permitting by submitting FEIS

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Reached IIBA agreement in principle with KIA

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Arranged project financing commitment estimated at $250 million

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Discovered new zone of mineralization, the Cannu zone

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Announced $3.9 million budget for 2006 exploration

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Ended 2005 with $27.5 million in working capital

SUMMARY OF RECENT ACTIVITIES

The feasibility study of the Meadowbank gold project was completed in early 2005 by AMEC Americas Ltd. (“AMEC”) and in December 2005 a due diligence audit completed by-bank appointed engineers, SRK Consulting (UK) Limited (“SRK”), resulted in significant improvements to the economics of the Company’s 100% owned Meadowbank project located in Nunavut, Canada.  Gold production is now forecast at 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce.  Peak production is forecast at 451,000 ounces produced at an estimated cash cost of US$155 per ounce.  Operations from three, shallow open pits are planned to commence during the second half of 2008 provided all permits, licences and financing are received on a timely basis.

SRK Update on Feasibility Study

As a requirement for bank financing, SRK was appointed by Société Générale Corporate and Investment Banking’s Mining Finance team to perform the due diligence audit of the Meadowbank feasibility study.  Based on SRK’s findings, the AMEC resource estimates were adjusted, resulting in an improvement to reserves.  Also based on SRK’s audit, Cumberland updated the AMEC feasibility study financial model and reported that the pre-tax internal rate of return for the Meadowbank project is now forecast at 17.6%, up from the 14.3% forecast in the AMEC feasibility study.  Both forecasts use a base case long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.  The same financial model, based on US$500/oz. gold, (US$0.85 per Cdn$1.00 exchange rate and current fuel prices), increases the pre-tax IRR to 21.3%.

Meadowbank Gold Project Production Profile Comparison

	AMEC Feasibility[1] March 2005	SRK Update[2] December 2005
Open Pit Mineral Reserve (Proven & Probable)	2,768,000 ounces	2,890,000 ounces
Metallurgical Recovery	93.5%	93.2%
Mine Throughput	2.73 Mtpa	2.73 Mtpa
Mine Life	8.3 years	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	376,000 ounces 316,000 ounces	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$199 US$224	US$175 US$201
Cash Flow(Undiscounted) Pre-tax After- tax	US$174 million US$115 million	US$243 million US$155 million
Internal Rate of Return Pre-tax After-tax	14.3% 10.7%	17.6% 12.8%
Pre-production Capital Costs	US$227 million Cdn$302 million	US$235 million Cdn$313 million

SRK assumptions remain unchanged from the AMEC feasibility and include 100% equity financing, a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

The most significant improvement from SRK is a gold reserve increase of approximately 120,000 ounces. This is largely due to grade capping adjustments and has resulted in an increase in the proven and probable mineral reserve to 2.9 million ounces.  The corresponding grade increase has reduced the base case total cash cost (as defined by the Gold Institute standard) by US$23 per ounce to an average US$201 per ounce for the life of operations.  SRK reviewed all technical aspects of the feasibility study. No significant changes have been made to the AMEC feasibility designs for mining, processing, waste/water management, infrastructure or any other designs for the proposed operation.

The Meadowbank project is host to Canada’s largest pure gold open pit gold reserves.  The proven and probable open pit mineral reserve estimate given in SRK’s due diligence report for the three pits on the project is as follows:

Meadowbank Gold Project Open Pit Mineral Reserve (Proven & Probable)3

Open Pit	Category	Ore (t)	Grade (g/t)	Ounces
Portage	Proven	3,020,000	4.8	470,000
	Probable	7,990,000	4.4	1,120,000
	Proven & Probable	11,010,000	4.5	1,590,000
Vault	Proven	-	-	-
	Probable	8,010,000	3.4	870,000
	Proven & Probable	8,010,000	3.4	870,000
Goose	Proven	-	-	-
	Probable	2,310,000	5.7	420,000
	Proven & Probable	2,310,000	5.7	420,000
Total	Proven	3,020,000	4.8	470,000
	Probable	18,300,000	4.1	2,420,000
	Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

2005 Drilling Program Discovers New High Grade, Near Surface Cannu Zone

The Company completed 11,700 metres of drilling at Meadowbank in 2005 in three phases.  The Phase I and Phase II programs were successful in expanding the size of the Goose Island deposit, intersecting encouraging mineralization in the Goose Island South area and discovering the Cannu zone.  The Cannu zone, a zone of high grade, near surface gold mineralization, represents the potential northward extension of the mineralization delineated in the proposed Portage open pit.  Follow up drilling completed during the Phase II and expanded Phase III drill programs appears to indicate the continuous nature of the Cannu zone mineralization along a 350 metre strike length.

On February 21, 2006, the Company announced a budget of $3.9 million for the 2006 exploration program at Meadowbank.  The two phased program, including approximately 9,000 metres of drilling, will focus on defining the extent of mineralization at the recently discovered Cannu zone and exploring other targets along the 25 kilometre Meadowbank gold trend.

Environmental Permitting Advances and Inuit Impacts Benefit Agreement

The development of the Meadowbank project is being reviewed by the Nunavut Impact Review Board (“NIRB”), the leading authorizing agency, as provided under the Nunavut Land Claims Agreement.  The NIRB received the Company’s Draft Environmental Impact Statement in January 2005 and the project advanced from a conformity review to a technical review with pre-hearing conferences being held in June 2005.  In July 2005, Cumberland received NIRB’s pre-hearing decision report, which provided technical direction for completion of the Final Environmental Impact Statement (“FEIS”).

Cumberland advanced to the final stages of permitting by submitting the FEIS to the NIRB in November 2005.  The NIRB is completing a technical review of the FEIS, the final hearings for which commenced on March 27, 2006.  The NIRB will then submit its recommendation and report to the Federal Minister of Indian and Northern Affairs, for final approval of the project certificate.

In August 2005, the Company and the Kivalliq Inuit Association (“KIA”) commenced formal discussions and negotiations relating to the Inuit Impact and Benefit Agreement (“IIBA”), which is required for the development of the Meadowbank project.  On February 22, 2006, Cumberland and the KIA reached an Agreement in Principle with respect to the IIBA.  The IIBA will ensure that local employment, training and business opportunities arising from all phases of development, operation and closure of the Meadowbank project are accessible to the Kivalliq Inuit.  The IIBA also outlines the special considerations and compensation that Cumberland will provide for Inuit regarding traditional, social and cultural matters.

Project Financing Commitment

On March 30, 2006, the Company announced that its wholly-owned subsidiary, Meadowbank Mining Corporation, had received and accepted a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces of gold, representing approximately 15% of Cumberland’s total proven and probable reserves.  At a Cdn$600 per ounce spot gold price, the monetized value of the gold loan would be approximately Cdn$250 million. The bank commitment and the Company’s ability to draw down under the facility are subject to the satisfaction of certain conditions including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The debt facility is expected to close during the fourth quarter of this year with first drawdown expected by the first quarter of 2007.  The proceeds from the gold loan facility will be used to finance development and construction activities at the Meadowbank gold project.

FINANCIAL HIGHLIGHTS

At December 31, 2005, the Company had working capital of $27.5 million as compared to $37.0 million at December 31, 2004.

The Company incurred a net loss of $9.7 million for the year-ended December 31, 2005, compared to a net loss of $10.5 million for the year-ended December 31, 2004.  The reduction in net loss during 2005 is primarily attributable to a $1.4 million reduction in exploration and development costs and a $0.8 million reduction in stock-based compensation expense, which were partially offset by increased project financing costs and lower gains on investments in public companies.

The Company had no operating revenues in either 2005 or 2004, as it had not commenced mining operations.  In both 2005 and 2004, the Company received the annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2005 and 2004 was exploration and development costs related to Meadowbank.  During 2005 and 2004, the Company incurred costs of $7.4 million and $9.0 million respectively on exploration and development of the Meadowbank project.  The $1.6 million reduction in 2005 is due to the completion of the infill drilling and engineering studies which were necessary to complete the feasibility study in early 2005.  These cost reductions were partially offset by increased environmental and permitting related costs in 2005.

This summary of financial highlights should be read in conjunction with the Company’s audited 2005 consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral development and exploration company.  The Company has completed a bankable feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut.  The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 Meadowbank Feasibility Study (First Quarter 2005) – The results from the Study by AMEC Americas Ltd. (“AMEC”). are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

3 Meadowbank Gold Reserves (Fourth Quarter 2005) – The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, is the independent Qualified Person responsible for preparation of stated reserves.

Forward Looking Statements - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our modelling as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 40-F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.